Jeffrey A. Sherman jeff.sherman@FaegreBD.com Direct +1 303 607 3649 Mobile +1 303 877 3383	Faegre Baker Daniels LLP 3200 Wells Fargo Center 1700 Lincoln Street Denver Colorado 80203-4532 Phone +1 303 607 3500 Fax +1 303 607 3600

March 11, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             The Spectranetics Corporation Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of our client, The Spectranetics Corporation (the “Company”), we are filing, together with this letter, a Registration Statement on Form S-3 for the registration under the Securities Act of 1933, as amended (the “Act”), with respect to $250,000,000 of senior debt securities, subordinated debt securities, preferred stock, depositary shares, common stock, warrant, and units issued by the Company.

The Company may orally request acceleration of the effectiveness date of the Registration Statement pursuant to Rule 461 under the Act and we accordingly inform the Commission, on behalf of the Company, that the Company is aware of its obligations under the Act.

Please feel free to call the undersigned at 303-607-3649 or Douglas R. Wright at 303-607-3671 with respect to any matters relating the Registration Statement.

Very truly yours,

FAEGRE BAKER DANIELS LLP

/s/ Jeffrey A. Sherman
Jeffrey A. Sherman